Revolute Robotics, Inc



ANNUAL REPORT

14459 N 110th Pl

Scottsdale , AZ 85255

0

http://revoluterobotics.com

This Annual Report is dated June 6, 2025.

BUSINESS

Description of Business
Please review the information below, copy and paste the format into the text box and add any changes, if applicable.

Company Overview

Revolute Robotics, Inc. ("Revolute Robotics" or the "Company") is a C-corp organized under the laws of the state of Arizona.

Revolute Robotics, Inc was initially organized as Revolute Robotics, LLC in, Arizona on 4/14/2021 and converted to an Arizona C-corp on 2/2/2022.

Revolute Robotics is building a new type of robot that can operate both in air and on land. This innovative system was developed as an alternative to traditional drones and rovers with the goal of performing tasks that neither of these traditional systems are able to. Revolute's robot can safely fly in confined spaces and complex environments, and can roll on the ground to save energy and operate 5X longer. The technology is based on 4 years of PhD research by founder Sahand Sabet, who previously worked on hybrid aerial/terrestrial robots for NASA's Jet Propulsion Laboratory. The company was co-founded by serial entrepreneur Collin Taylor who has spent the last 8 years in the commercial drone industry.

Intellectual Property

The Company has an international patent pending (International Application Number: PCT/US21/61242) which was filed on November 30, 2021. The provisional application for this patent was filed November 30, 2020.

Previous Offerings

Previous Offerings
Please review the information below, copy and paste the format into the text box and add any changes, if applicable.

Type of security sold: SAFE

Final amount sold: $25,000.00

Use of proceeds: Startup Funds

Date: March 01, 2022

Offering exemption relied upon: Section 4(a)(2)

Type of security sold: Convertible Note

Final amount sold: $120,000.00

Use of proceeds: Startup Funds

Date: February 17, 2022

Offering exemption relied upon: Section 4(a)(2)

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2024 Compared to 2023

Revenue

Revenue for fiscal year 2024 was $80,000 compared to $0 in fiscal year 2023.

All "revenue" in 2024 has come in the form of grants and pitch competitions. There was no revenue in 2023 due to a focus on the StartEngine raise.

Cost of sales

Cost of Sales for fiscal year 2024 was $0 compared to $0 in fiscal year 2023.

As of December 2024, we have not sold any products.

Gross margins

Gross margins for fiscal year 2024 were $0 compared to $0 in fiscal year 2023.

As mentioned above, Revolute Robotics has no cost of goods sold / cost of sales. Revenue shown is from non-dilutive grants and pitch competitions.

Expenses

Expenses for fiscal year 2024 were $126,058 compared to $89,385 in fiscal year 2023.

Operating expenses were higher in 2024 because we had more available cash to hire workers and perform R&D.

Historical results and cash flows:

The Company is currently in the research and development (alpha testing) stage and pre-revenue. We are of the opinion that the historical cash flows will not be indicative of the revenue and cash flows expected for the future because there have not been revenues associated with Revolute Robotics' product sales in the past, and the majority of our expenses have been for R&D. We anticipate we'll begin earning product-related revenue in Q4 of 2025 or sooner and we will have more expenses for sales and marketing, intellectual property, and founder wages. Past cash was primarily generated through pitch competitions, government grants, accelerators, and a SAFE note. We also received $20,000 in income from unrelated product development for a third-party company, which allowed us to increase our runway to focus on developing our own product. Our goal is to use this Reg CF raise as a bridge round to Seed investment, allowing us to finish building MVP, obtain Letters of Intent (LOIs) from customers, and use this to raise a Seed round before our funding from Reg CF runs out.

In January 2025, Revolute Robotics raised a Convertible Note of $1.335M at a 6M Post Money valuation cap. There have been no other events or transactions during this time which would have a material effect on these financial statements.

Liquidity and Capital Resources

At December 31, 2024, the Company had cash of $8,107.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

Same as above

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Collin Taylor

Collin Taylor's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: CEO & Co-Founder

Dates of Service: April, 2021 - Present

Responsibilities: The CEO will be the President of the Corporation and will preside at all meetings of the shareholders and at all meetings of the Board, unless a Chairman of the Board has been appointed and is present. The CEO will perform duties commonly incident to the office and will also perform such other duties and have such other powers as the Board may designate from time to time. 1,950,000 shares. As of December 31, 2024, Collin receives a salary of $12k annually.

Other business experience in the past three years:

Employer: Extreme Aerial Productions

Title: Director of Business Development

Dates of Service: December, 2014 - December, 2020

Responsibilities: A mix of sales and account management, copywriting for web/mobile/print, and social media advertising. Lots of hard hat-wearing on active construction sites, and every so often they'd let me fly a drone. Responsible for training 5 employees on effective sales strategies.

Other business experience in the past three years:

Employer: Fairmont Scottsdale Princess (Resort)

Title: Bartender, Server Assistant, Retail

Dates of Service: May, 2014 - May, 2020

Responsibilities: Started working when I was 15 and worked my way through several service positions to learn communication and leadership skills.

Name: Leandro Valdez III

Leandro Valdez III 's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Chief Operating Officer

Dates of Service: July, 2022 - Present

Responsibilities: The COO will be responsible for designing and implementing business strategies and procedures, establishing policies that promote Corporate culture and vision, managing daily operations of the Corporation, assisting in fundraising ventures, developing and maintaining supplier and vendor relationships, and such other responsibilities as may be given to the COO by the Board or the CEO. 175,000 shares, $24,000 annual salary.

Other business experience in the past three years:

Employer: Amazon

Title: Area Manager

Dates of Service: July, 2021 - July, 2022

Responsibilities: Coach, manage, and develop teams of 50-200 associates, establish and maintain quality control standards, develop performance goals, ensure safety and compliance procedures are met.

Other business experience in the past three years:

Employer: Amazon

Title: Operations Intern

Dates of Service: June, 2020 - July, 2020

Responsibilities: Create continuous improvement process for packing department, perform root cause analysis for quality control.

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2024, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Same as above

RELATED PARTY TRANSACTIONS

There were no Related Party Transactions in 2024.

OUR SECURITIES

The company has authorized Common Stock, Preferred Stock, Fixed Percentage Convertible Equity Agreement - TECHSTARS PARTNERS 1, and Convertible Promissory Note -TECHSTARS PARTNERS 2. As part of the Regulation Crowdfunding raise, the Company will be offering up to 767,080 of Common Stock.

Common Stock

As of December 31st, 2024, the amount of security authorized is 10,000,000 with a total of 3,244,843 outstanding . In 2023, Revolute Robotics sold a total of 69,935 shares for $112,545 through StartEngine Reg CF.

Voting Rights

One vote per share. Please see Voting Rights of Securities Sold in this Offering.

Material Rights

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

As of December 31, 2024, the Company has granted 168,438 number of shares to employees pursuant to stock option plan. The total amount outstanding includes 331,562 shares to be issued pursuant to stock options, reserved but unissued.

Preferred Stock

The amount of security authorized is 5,000,000 with a total of 0 outstanding.

Voting Rights

One vote per share.

Material Rights

The board of directors is hereby expressly authorized, subject to limitations prescribed by law, to provide, out of the unissued shares of Preferred Stock, for one or more series of preferred stock and, with respect to each such series, to fix the number of shares constituting such series and the designation of such series, the voting powers, if any, of the shares of such series, and the preferences and relative, participating, optional, or other special rights, if any, and any qualifications, limitations, or restrictions thereof, of the shares of such series. The powers, preferences, and relative participating, optional, and other special rights of each series of preferred stock, and the qualifications, limitations, or restrictions thereof, if any, may differ from those of any and all other series at any time outstanding.

Fixed Percentage Convertible Equity Agreement -TECHSTARS PARTNERS 1

The security will convert into Common stock and the terms of the Fixed Percentage Convertible Equity Agreement - TECHSTARS PARTNERS 1 are outlined below:

Amount outstanding: $20,000.00

Interest Rate: 0.0%

Discount Rate: 0.0%

Valuation Cap: None

Conversion Trigger: Qualified Financing

Material Rights

The Fixed Percentage Convertible Equity Agreement will convert into a number of shares equal to 6% of the outstanding shares at the conclusion of an offering whereby the Company raises at least $250,000.

Convertible Promissory Note -TECHSTARS PARTNERS 2

The security will convert into Common stock and the terms of the Convertible Promissory Note -TECHSTARS PARTNERS 2 are outlined below:

Amount outstanding: $100,000.00

Maturity Date: February 18, 2024

Interest Rate: 5.0%

Discount Rate: 80.0%

Valuation Cap: $3,000,000.00

Conversion Trigger: Qualified Financing

Material Rights

The Convertible Promissory Note will convert to Common Stock based on the valuation cap of $3,000,000 at the conclusion of an offering whereby the Company raises at least $250,000.

What it means to be a minority holder

As a minority holder of [Security Name] of the Company, you will have limited rights in regard to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

Same as above

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;

(2)   to an accredited investor;

(3)   as part of an offering registered with the SEC; or

(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on June 6, 2025.

Revolute Robotics, Inc

By   /s/ *Collin Taylor*

     Name: Revolute Robotics, Inc.

     Title: CEO, Principal Accounting Officer, Sole Director

Exhibit A

FINANCIAL STATEMENTS

I, Collin Taylor, the Chief Executive Officer of Revolute Robotics Inc., hereby certify that the financial statements of Revolute Robotics Inc. and notes thereto for the periods ending December 31, 2023 and December 31, 2024 included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

For the year 2024 the amounts reported on our tax returns were total income of $0; taxable income of (46,059) and total tax of $0.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the 1st day of April.

DocuSigned by:

Collin

4B2F6FAA39CA410...

CEO

April 1, 2025

Revolute Robotics, Inc
Profit and Loss
January - December 2024

	Total
Income	
Grant Award	80,000.00
Total Income	**$80,000.00**
Gross Profit	**80,000.00**
Expenses	
Advertising & Marketing	133.71
Marketing Content Creation	$3,008.44
Meals with clients	950.54
Total Advertising & Marketing	**$4,092.69**
Bank Charges & Fees	$0.91
General business expenses	
Bank fees & service charges	1,160.92
Continuing education	$25.36
Memberships & subscriptions	$2,508.59
Software & apps	10,170.26
Team Meals	1,350.82
Uniforms	1,655.91
Total General business expenses	**16,871.86**
Interest Paid	$5,000.00
Legal & accounting services	
Accounting fees	948.11
Ask My Accountant	16.18
Legal Fees	$868.00
Total Legal & accounting services	**$1,832.29**
Office expenses	
Office supplies	3,642.32
Shipping & postage	445.22
Total Office expenses	**4,087.54**
Rent	
Building & land rent	$2,957.16
Total Rent	**$2,957.16**
Research & Development	
Research & Development - Supplies & Materials	$1,911.38
Research & Development Contract Labor	$73,791.07
Total Research & Development	**$75,702.45**
Taxes & Licenses	
State Taxes	51.50
Total Taxes & Licenses	**$51.50**
Travel	40.00
Airfare	7,698.67
Hotels	2,830.04
Parking & tolls	$276.39
Taxis or shared rides	$1,702.49

Travel meals	$2,119.38
Vehicle gas & fuel	$794.86
Total Travel	15,461.83
Total Expenses	126,058.23
Net Operating Income	-46,058.23
Net Income	-46,058.23

Sunday, Mar 09, 2025 08:00:07 AM GMT-7 - Accrual Basis

Revolute Robotics, Inc
Balance Sheet
As of December 31, 2024

	Total
ASSETS	
Current Assets	
Bank Accounts	
BofA Debit (Checking)	3,945.48
SVB - Account Checking	4,162.52
SVB Line of Credit MMA	-0.2
Total Bank Accounts	**$8,107.80**
Accounts Receivable	
Accounts receivable (A/R)	0
Total Accounts Receivable	**$0.00**
Other Current Assets	
Miscellaneous Receivable	0
Total Other Current Assets	**$0.00**
Total Current Assets	**$8,107.80**
Fixed Assets	
Long-term office equipment	4,632.28
Patents, copyrights, & franchises	9,302.50
Tools, machinery, and equipment	4,393.65
zAccumulated depreciation	-$1,468.75
Total Fixed Assets	**$16,859.68**
TOTAL ASSETS	**$24,967.48**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Credit Cards	
Amazon/Amex Credit Card	0
BofA Credit	
BofA Credit Main Account	-77,980.96
Collin CC	69,135.76
Leandro CC	22,426.27
Michael CC	526.61
Steven CC	$956.70
Total BofA Credit	**$15,064.38**
Total Credit Cards	**$15,064.38**
Other Current Liabilities	
Accrued Liabilities	33,931.52
Total Other Current Liabilities	**33,931.52**
Total Current Liabilities	**$48,995.90**
Long-Term Liabilities	
Convertible Note	120,000.00
Long-term business loans	
Safe Note	$30,983.00
Total Long-term business loans	**$30,983.00**

Long-term loans from shareholders	
Collin Loan	10,000.00
Sahand Loan	9,500.00
Total Long-term loans from shareholders	**19,500.00**
Total Long-Term Liabilities	**170,483.00**
Total Liabilities	**219,478.90**
Equity	
Common stock	$87,584.81
Contributed Capital	33,686.64
Opening Balance Equity	-130,301.02
Retained Earnings	-139,423.62
Net Income	-46,058.23
Total Equity	**-$194,511.42**
TOTAL LIABILITIES AND EQUITY	**$24,967.48**

Revolute Robotics, Inc
Statement of Cash Flows
January - December 2024

	Total
OPERATING ACTIVITIES	
Net Income	-41,058.23
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Amazon/Amex Credit Card	-1,277.07
BofA Credit:BofA Credit Main Account	-22,120.46
BofA Credit:Collin CC	25,160.86
BofA Credit:Leandro CC	11,811.30
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**$13,574.63**
Net cash provided by operating activities	**-$27,483.60**
FINANCING ACTIVITIES	
Common stock	6,253.49
Net cash provided by financing activities	**$6,253.49**
Net cash increase for period	**-$21,230.11**
Cash at beginning of period	29,337.91
Cash at end of period	**$8,107.80**

Revolute Robotics, Inc
Profit and Loss
January - December 2023

	Total
Income	
Total Income	
Gross Profit	**$0.00**
Expenses	
Advertising & Marketing	16,560.93
Meals with clients	599.32
Website ads	2,478.95
Total Advertising & Marketing	**$19,639.20**
General business expenses	
Bank fees & service charges	1,287.77
Gifts	100
Memberships & subscriptions	270.64
Software & apps	3,831.05
Team Meals	$646.77
Total General business expenses	**$6,136.23**
Insurance	
Business insurance	117.09
Total Insurance	**$117.09**
Interest Paid	5,000.00
Credit card interest	76.6
Total Interest Paid	**$5,076.60**
Legal & accounting services	
Accounting fees	6,530.02
Ask My Accountant	776.97
Legal Fees	8,988.47
Total Legal & accounting services	**$16,295.46**
Office expenses	132.67
Shipping & postage	854.32
Total Office expenses	**$986.99**
Rent	
Building & land rent	3,398.82
Total Rent	**$3,398.82**
Research & Development	
Research & Development - Supplies & Materials	1,502.54
Research & Development Contract Labor	28,973.93
Research & Development Contract Labor Hourly	3,594.85
Total Research & Development	**$34,071.32**
Travel	399.65
Airfare	864.76
Hotels	101.9
Parking & tolls	20.9
Taxis or shared rides	397.55
Travel meals	34.22

Vehicle gas & fuel	$1,222.44
Vehicle rental	89.3
Total Travel	**$3,130.72**
Utilities	944.37
Disposal & waste fees	$22.00
Electricity	-$434.02
Total Utilities	**$532.35**
Total Expenses	**$89,384.78**
Net Operating Income	**-$89,384.78**
Net Income	**-$89,384.78**

Revolute Robotics, Inc
Balance Sheet
As of December 31, 2023

	Total
ASSETS	
Current Assets	
Bank Accounts	
BofA Debit (Checking)	29,337.91
Total Bank Accounts	**$29,337.91**
Accounts Receivable	
Accounts receivable (A/R)	0
Total Accounts Receivable	**$0.00**
Other Current Assets	
Miscellaneous Receivable	0
Total Other Current Assets	**$0.00**
Total Current Assets	**$29,337.91**
Fixed Assets	
Long-term office equipment	4,632.28
Patents, copyrights, & franchises	9,302.50
Tools, machinery, and equipment	4,393.65
zAccumulated depreciation	-$1,468.75
Total Fixed Assets	**$16,859.68**
TOTAL ASSETS	**$46,197.59**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Credit Cards	
Amazon/Amex Credit Card	1,277.07
BofA Credit	
BofA Credit Main Account	-55,860.50
Collin CC	43,974.90
Leandro CC	10,614.97
Michael CC	526.61
Steven CC	$956.70
Total BofA Credit	**$212.68**
Total Credit Cards	**$1,489.75**
Other Current Liabilities	
Accrued Liabilities	28,931.52
Total Other Current Liabilities	**28,931.52**
Total Current Liabilities	**30,421.27**
Long-Term Liabilities	
Convertible Note	$120,000.00
Long-term business loans	
Safe Note	30,983.00
Total Long-term business loans	**$30,983.00**
Long-term loans from shareholders	
Collin Loan	10,000.00

Sahand Loan	9,500.00
Total Long-term loans from shareholders	**$19,500.00**
Total Long-Term Liabilities	**$170,483.00**
Total Liabilities	**$200,904.27**
Equity	
Common stock	81,331.32
Contributed Capital	33,686.64
Opening Balance Equity	-130,301.02
Retained Earnings	-50,038.84
Net Income	-89,384.78
Total Equity	**-$154,706.68**
TOTAL LIABILITIES AND EQUITY	**$46,197.59**

Revolute Robotics, Inc
Statement of Cash Flows
January - December 2023

	Total
OPERATING ACTIVITIES	
Net Income	-84,384.78
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accounts receivable (A/R)	10,000.00
Miscellaneous Receivable	943.43
Amazon/Amex Credit Card	831.89
BofA Credit:BofA Credit Main Account	-41,739.15
BofA Credit:Collin CC	34,843.36
BofA Credit:Leandro CC	5,093.21
BofA Credit:Michael CC	74.25
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**$10,046.99**
Net cash provided by operating activities	**-$74,337.79**
FINANCING ACTIVITIES	
Long-term loans from shareholders:Collin Loan	10,000.00
Long-term loans from shareholders:Sahand Loan	$7,500.00
Common stock	$81,331.32
Contributed Capital	3,000.00
Net cash provided by financing activities	**$101,831.32**
Net cash increase for period	**$27,493.53**
Cash at beginning of period	1,844.38
Cash at end of period	**$29,337.91**

Revolute Robotics, Inc
Profit and Loss
January - December 2022

	Total
Income	
Grant Award	516.01
Services	20,000.00
Total Income	**$20,516.01**
Gross Profit	**$20,516.01**
Expenses	
Advertising & Marketing	163.66
Meals with clients	161.56
Total Advertising & Marketing	**325.22**
General business expenses	
Bank fees & service charges	$ 158.55
Continuing education	42.14
Gifts	300.00
Software & apps	947.30
Total General business expenses	**1,447.99**
Insurance	282.92
Interest Paid	$ 4,328.00
Legal & accounting services	
Accounting fees	151.28
Legal Fees	$ 2,795.00
Total Legal & accounting services	**2,946.28**
Meals (deleted)	393.78
Office expenses	210.84
Office supplies	$ 174.55
Total Office expenses	**385.39**
Other Business Expenses	5,983.00
Rent	
Building & land rent	7,577.28
Total Rent	**7,577.28**
Research & Development	

Research & Development - Supplies & Materials	$ 9,395.37
Research & Development Contract Labor	32,114.94
Research & Development Contract Labor Hourly	800.00
Total Research & Development	**42,310.31**
Travel	
Hotels	503.68
Parking & tolls	$ 27.00
Vehicle gas & fuel	1,449.47
Total Travel	**1,980.15**
Utilities	$ 1,200.83
Electricity	$ 674.95
Total Utilities	**$ 1,875.78**
Total Expenses	**69,836.10**
Net Operating Income	**-49,320.09**
Other Income	
Credit card rewards	750.00
Total Other Income	**750.00**
Other Expenses	
Depreciation	$ 1,468.75
Total Other Expenses	**$ 1,468.75**
Net Other Income	**-718.75**
Net Income	**-$50,038.84**

Saturday, Feb 15, 2025 01:32:29 PM GMT-8 - Accrual Basis

Revolute Robotics, Inc
Balance Sheet
As of December 31, 2022

	Total
ASSETS	
Current Assets	
Bank Accounts	
BofA Debit (Checking)	1,844.38
Total Bank Accounts	**$ 1,844.38**
Accounts Receivable	
Accounts receivable (A/R)	10,000.00
Total Accounts Receivable	**$ 10,000.00**
Other Current Assets	
Miscellaneous Receivable	943.43
Total Other Current Assets	**$ 943.43**
Total Current Assets	**$ 12,787.81**
Fixed Assets	
Long-term office equipment	4,632.28
Patents, copyrights, & franchises	9,302.50
Tools, machinery, and equipment	4,393.65
zAccumulated depreciation	-$ 1,468.75
Total Fixed Assets	**$ 16,859.68**
TOTAL ASSETS	**29,647.49**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Credit Cards	
Amazon/Amex Credit Card	445.18
BofA Credit	
BofA Credit Main Account	-14,121.35
Collin CC	9,131.54
Leandro CC	5,521.76
Michael CC	452.36
Steven CC	$ 956.70

Total BofA Credit	$	1,941.01
Total Credit Cards	$	2,386.19
Other Current Liabilities		
Accrued Liabilities		23,931.52
Total Other Current Liabilities		23,931.52
Total Current Liabilities		26,317.71
Long-Term Liabilities		
Convertible Note	$	120,000.00
Long-term business loans		
Safe Note		30,983.00
Total Long-term business loans		$30,983.00
Long-term loans from shareholders		
Sahand Loan		2,000.00
Total Long-term loans from shareholders		$2,000.00
Total Long-Term Liabilities		$152,983.00
Total Liabilities		$179,300.71
Equity		
Contributed Capital		30,686.64
Opening Balance Equity		-130,301.02
Retained Earnings		
Net Income		-50,038.84
Total Equity		-$149,653.22
TOTAL LIABILITIES AND EQUITY		$29,647.49

Saturday, Feb 15, 2025 01:29:23 PM GMT-8 - Accrual Basis

Revolute Robotics, Inc
Statement of Cash Flows
January - December 2022

		Total
OPERATING ACTIVITIES		
Net Income		-50,038.84
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Accounts receivable (A/R)		-10,000.00
Miscellaneous Receivable		-943.43
zAccumulated depreciation		1,468.75
Amazon/Amex Credit Card		445.18
BofA Credit:BofA Credit Main Account		-14,121.35
BofA Credit:Collin CC		9,131.54
BofA Credit:Leandro CC		5,521.76
BofA Credit:Michael CC		452.36
BofA Credit:Steven CC		956.70
Accrued Liabilities	$	23,931.52
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	$	**16,843.03**
Net cash provided by operating activities		**-33,195.81**
INVESTING ACTIVITIES		
Long-term office equipment		-4,632.28
Patents, copyrights, & franchises	-$	9,302.50
Tools, machinery, and equipment		-4,393.65
Net cash provided by investing activities		**-18,328.43**
FINANCING ACTIVITIES		
Convertible Note	$	120,000.00
Long-term business loans:Safe Note	$	30,983.00
Long-term loans from shareholders:Sahand Loan		2,000.00
Contributed Capital		30,686.64
Opening Balance Equity		-130,301.02
Net cash provided by financing activities		**$53,368.62**
Net cash increase for period		**$1,844.38**
Cash at end of period		**$1,844.38**

Saturday, Feb 15, 2025 01:36:52 PM GMT-8

Revolute Robotics
Profit and Loss by Month
January - December 2022

	44562	44593	44621	44652	44682	44713	44743	44774	44805
Income									
Grant Award	0.00	0.00	0.00	4,202.78	0.00	331.51	0.00	0.00	0.00
Total Income	$ 0.00	$ 0.00	$ 0.00	$ 4,202.78	$ 0.00	$ 331.51	$ 0.00	$ 0.00	$ 0.00
Gross Profit	$ 0.00	$ 0.00	$ 0.00	$ 4,202.78	$ 0.00	$ 331.51	$ 0.00	$ 0.00	$ 0.00
Expenses									
Advertising & marketing	0.00	133.32	0.00	99.94	3,086.08	12.99	12.99	0.00	0.00
General business expenses	0.00	98.00	63.60	0.00	0.00	0.00	203.50	0.00	0.00
Bank fees & service charges	0.00	30.00	0.00	1.00	0.00	22.79	-3.50	20.00	0.00
Continuing education	0.00	0.00	0.00	0.00	0.00	57.47	0.00	0.00	0.00
Memberships & subscriptions	53.44	88.68	129.74	110.35	122.35	90.28	0.00	0.00	0.00
Total General business expenses	$ 53.44	$ 216.68	$ 193.34	$ 111.35	$ 122.35	$ 170.54	$ 200.00	$ 20.00	$ 0.00
Gifts	0.00	0.00	200.00	0.00	0.00	0.00	200.00	0.00	0.00
Grant Writers	0.00	0.00	0.00	0.00	0.00	0.00	0.00	4,000.00	0.00
Insurance	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Property insurance	0.00	103.17	0.00	56.58	56.58	56.58	56.58	0.00	0.00
Insurance	$ 0.00	$ 103.17	$ 0.00	$ 56.58	$ 56.58	$ 56.58	$ 56.58	$ 0.00	$ 0.00
accounting	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
fees	0.00	0.00	0.00	0.00	0.00	725.00	0.00	0.00	0.00
Legal Fees	0.00	3,115.05	0.00	0.00	0.00	1,649.37	0.00	0.00	0.00
accounting	$ 0.00	$ 3,115.05	$ 0.00	$ 0.00	$ 0.00	$ 2,374.37	$ 0.00	$ 0.00	$ 0.00
Meals	78.42	4.34	358.76	198.28	61.98	167.56	423.75	276.48	0.00
Travel meals	0.00	0.00	0.00	0.00	41.13	10.93	0.00	0.00	0.00
Total Meals	$ 78.42	$ 4.34	$ 358.76	$ 198.28	$ 103.11	$ 178.49	$ 423.75	$ 276.48	$ 0.00

expenses	0.00	0.00	0.00	146.71	103.82	0.00	0.00	0.00	0.00
supplies	0.00	0.00	250.59	289.70	5.75	30.96	153.17	0.00	0.00
postage	0.00	0.00	40.00	14.85	0.00	10.00	0.00	0.00	0.00
equipment	0.00	464.53	1,276.15	757.39	784.46	19.97	120.94	0.00	0.00
apps	0.00	-0.40	0.00	0.00	481.71	176.96	221.80	196.46	0.00
expenses	$ 0.00	$ 464.13	$ 1,566.74	$ 1,208.65	$ 1,375.74	$ 237.89	$ 495.91	$ 196.46	$ 0.00
Rent	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
land rent	0.00	0.00	5,279.54	1,762.77	0.00	3,525.54	1,762.77	0.00	0.00
rental	0.00	0.00	46.62	0.00	0.00	0.00	0.00	0.00	0.00
Total Rent	$ 0.00	$ 0.00	$ 5,326.16	$ 1,762.77	$ 0.00	$ 3,525.54	$ 1,762.77	$ 0.00	$ 0.00
Development -	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Hourly	110.00	2,031.25	943.75	655.00	864.94	1,800.46	655.00	1,510.00	0.00
Salary	3,555.01	6,615.29	7,255.53	8,463.84	1,600.00	6,550.00	6,050.00	7,312.69	0.00
& Development -	$ 3,665.01	$ 8,646.54	$ 8,199.28	$ 9,118.84	$ 2,464.94	$ 8,350.46	$ 6,705.00	$ 8,822.69	$ 0.00
Development -	769.08	324.11	771.92	987.80	1,988.43	1,435.48	426.39	1,805.23	0.00
Travel	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Airfare	0.00	0.00	0.00	0.00	0.00	0.00	259.36	0.00	0.00
Hotels	0.00	0.00	342.33	0.00	0.00	0.00	144.54	0.00	0.00
tolls	8.00	0.00	0.00	0.00	4.00	0.00	0.00	0.00	0.00
shared rides	0.00	0.00	0.00	0.00	0.00	0.00	22.70	0.00	0.00
fuel	91.97	20.00	496.75	100.17	331.87	280.97	444.86	34.22	0.00
Total Travel	$ 99.97	$ 20.00	$ 839.08	$ 100.17	$ 335.87	$ 280.97	$ 871.46	$ 34.22	$ 0.00
Utilities	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Electricity	0.00	0.00	0.00	277.38	464.05	204.51	234.13	0.00	0.00
services	0.00	0.00	0.00	298.80	544.64	244.79	244.79	244.79	0.00
sewer	0.00	0.00	0.00	45.69	19.46	39.19	29.19	0.00	0.00
Total Utilities	$ 0.00	$ 0.00	$ 0.00	$ 621.87	$ 1,028.15	$ 488.49	$ 508.11	$ 244.79	$ 0.00
Total Expenses	$ 4,665.92	$ 13,027.34	$ 17,455.28	$ 14,266.25	$ 10,561.25	$ 17,111.80	$ 11,662.96	$ 15,399.87	$ 0.00
Income	-$ 4,665.92	-$ 13,027.34	-$ 17,455.28	-$ 10,063.47	-$ 10,561.25	-$ 16,780.29	-$ 11,662.96	-$ 15,399.87	$ 0.00
Other Income									
Bank transfer	0.00	0.00	0.00	0.00	0.00	2.00	0.00	0.00	0.00
Income	$ 0.00	$ 0.00	$ 0.00	$ 0.00	$ 0.00	$ 2.00	$ 0.00	$ 0.00	$ 0.00
Income	$ 0.00	$ 0.00	$ 0.00	$ 0.00	$ 0.00	$ 2.00	$ 0.00	$ 0.00	$ 0.00
Net Income	-$ 4,665.92	-$ 13,027.34	-$ 17,455.28	-$ 10,063.47	-$ 10,561.25	-$ 16,778.29	-$ 11,662.96	-$ 15,399.87	$ 0.00

44835	44866	44896	Total
0.00	0.00	0.00	4,534.29
$ 0.00 $	0.00 $	0.00 $	**4,534.29**
$ 0.00 $	0.00 $	0.00 $	**4,534.29**
0.00	0.00	0.00	3,345.32
0.00	0.00	0.00	365.10
0.00	0.00	0.00	70.29
0.00	0.00	0.00	57.47
0.00	0.00	0.00	594.84
$ 0.00 $	0.00 $	0.00 $	**1,087.70**
0.00	0.00	0.00	400.00
0.00	0.00	0.00	4,000.00
0.00	0.00	0.00	0.00
0.00	0.00	0.00	329.49
$ 0.00 $	0.00 $	0.00 $	**329.49**
0.00	0.00	0.00	0.00
0.00	0.00	0.00	725.00
0.00	0.00	0.00	4,764.42
$ 0.00 $	0.00 $	0.00 $	**5,489.42**
0.00	0.00	0.00	1,569.57
0.00	0.00	0.00	52.06
$ 0.00 $	0.00 $	0.00 $	**1,621.63**

	0.00		0.00		0.00		250.53
	0.00		0.00		0.00		730.17
	0.00		0.00		0.00		64.85
	0.00		0.00		0.00		3,423.44
	0.00		0.00		0.00		1,076.53
$	0.00	$	0.00	$	0.00	$	5,545.52
	0.00		0.00		0.00		0.00
	0.00		0.00		0.00		12,330.62
	0.00		0.00		0.00		46.62
$	0.00	$	0.00	$	0.00	$	12,377.24
	0.00		0.00		0.00		0.00
	0.00		0.00		0.00		8,570.40
	0.00		0.00		0.00		47,402.36
$	0.00	$	0.00	$	0.00	$	55,972.76
	0.00		0.00		0.00		8,508.44
	0.00		0.00		0.00		0.00
	0.00		0.00		0.00		259.36
	0.00		0.00		0.00		486.87
	0.00		0.00		0.00		12.00
	0.00		0.00		0.00		22.70
	0.00		0.00		0.00		1,800.81
$	0.00	$	0.00	$	0.00	$	2,581.74
	0.00		0.00		0.00		0.00
	0.00		0.00		0.00		1,180.07
	0.00		0.00		0.00		1,577.81
	0.00		0.00		0.00		133.53
$	0.00	$	0.00	$	0.00	$	2,891.41
$	0.00	$	0.00	$	0.00	$	104,150.67
$	0.00	$	0.00	$	0.00	-$	99,616.38
	0.00		0.00		0.00		2.00
$	0.00	$	0.00	$	0.00	$	2.00
$	0.00	$	0.00	$	0.00	$	2.00
$	0.00	$	0.00	$	0.00	-$	99,614.38

Revolute Robotics
Balance Sheet
As of December 31, 2022

	Total
ASSETS	
CASH	
Bank Accounts	
BofA Checking (OLD)	0.00
Total Bank Accounts	$ 0.00
Total CASH	$ 0.00
Fixed Assets	
Long-term office equipment	0.00
Tools, machinery, and equipment	0.00
Total Fixed Assets	$ 0.00
Other Assets	
Patents, copyrights, & franchises	9,302.50
Total Other Assets	$ 9,302.50
TOTAL ASSETS	$ 9,302.50
LIABILITIES AND EQUITY	
Liabilities	
Credit Card	
Credit Cards	
Chase CC (OLD)	0.00
Total Credit Cards	$ 0.00
Other Current Liabilities	
Accrued Liabilities	19,603.52
Total Other Current Liabilities	$ 19,603.52
Total Credit Card	$ 19,603.52
Total Liabilities	$ 19,603.52
Equity	
Common stock	120,000.00
Distribution	-55,686.64
Preferred stock	25,000.00
Retained Earnings	0.00

Net Income		-99,614.38
Total Equity	**-$**	**10,301.02**
TOTAL LIABILITIES AND EQUITY	**$**	**9,302.50**

Wednesday, Mar 22, 2023 03:17:20 PM GMT-7 - Accrual Basis

Revolute Robotics
Statement of Cash Flows
January - December 2022

		Total
OPERATING ACTIVITIES		
Net Income		-99,614.38
Adjustments to reconcile Net Income to Net Cash provided by operations:		0.00
Chase CC (OLD)		-850.86
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**-$**	**850.86**
Net cash provided by operating activities	**-$**	**100,465.24**
INVESTING ACTIVITIES		
Long-term office equipment		0.00
Tools, machinery, and equipment		0.00
Patents, copyrights, & franchises		-6,800.00
Net cash provided by investing activities	**-$**	**6,800.00**
FINANCING ACTIVITIES		
Common stock		120,000.00
Distribution		-55,686.64
Preferred stock		25,000.00
Net cash provided by financing activities	**$**	**89,313.36**
Net cash increase for period	**-$**	**17,951.88**
Cash at beginning of period		17,951.88
Cash at end of period	**$**	**0.00**

Wednesday, Mar 22, 2023 03:18:22 PM GMT-7

	Common stock		Additional Paid-in Capital	Accumulated Deficit	Stockholders' Deficit
	Shares	Amount			
Inception	3,174,908	317	1,658	-	1,975
Net income (loss)	-	-	-	(151,652)	(151,652)
December 31, 2022	3,174,908	$ 317	$ 1,658	$ (151,652)	$ (149,677)
Issuance of Shares from Crowdfunding, net of issuance cost	69,935	7	84,324	-	84,331
Net income (loss)	-	-	-	(89,384)	(89,384)
December 31, 2023	3,244,843	$ 324	$ 85,982	$ (241,036)	$ (154,730)
Issuance of Shares from Crowdfunding, net of issuance cost		-	6,254	-	6,254
Net income (loss)	-	-	-	(46,059)	(46,059)
December 31, 2024	3,244,843	$ 324	$ 92,236	$ (287,095)	$ (194,535)

total amount of cash or assets that a negative balance in a company's retained earnings account

Note: the above are just examples. Delete rows and/or columns that are not applicable. For example, if you don't have preferred stock authorized, delete those columns. If you haven't issued shares for services, delete that row. Keeping a line in your statement when you don't' actually have a corresponding transaction could make it misleading to an investor. The below color coated indicates should match other areas of your financial statements.

* Authorized shares

Cell: M4
Comment: davidg:
    If totals are positive numbers, change to "Retained Earnings"

Cell: O4
Comment: davidg:
    If totals are positive, changed to "Stockholders' Equity"

(in , $US)	Common Stock	
	Shares	Amount
Balance—December 31, 2022	**3,420,000**	**$342**
Issuance of Shares from Crowdfunding, ne	2,773,346	277
Net income/(loss)	-	-
Balance—December 31, 2023	**6,193,346**	**$619**
Issuance of Shares from Crowdfunding, ne -		-
Net income/(loss)	-	-
Balance—December 31, 2024	**6,193,346**	**$619**

See accompanying notes

2020

par value in usd   0.0001

dditional Paid In Capit	arnings/ (Accumulate	otal Shareholder Equi
$1,658	-$151,652	-$149,652
84,016	-	84,293
-	-84,348	-84,348
$85,674	-$236,000	-$149,707
6,254	-	6,254
-	-41,058	-41,058
$91,928	-$277,058	-$184,511

to financial statements.

NOTE 1 – NATURE OF OPERATIONS

Revolute Robotics Inc. was initially organized as Revolute Robotics, LLC. on 04/14/2021 ("Inception") in the State of Arizona and performed a statutory conversion to Revolute Robotics, Inc., an Arizona C-corporation, on 2/2/2022. The financial statements of Revolute Robotics Inc. (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Scottsdale, Arizona.

Revolute Robotics is building a new type of robot that can operate both in air and on land. This innovative system was developed as an alternative to traditional drones and rovers with the goal of performing tasks that neither of these traditional systems are able to. Revolute's robot can safely fly in confined spaces and complex environments, and can roll on the ground to save energy and operate 5X longer. The technology is based on 4 years of PhD research by founder Sahand Sabet, who previously worked on hybrid aerial/terrestrial robots for NASA's Jet Propulsion Laboratory. The company was co-founded by serial entrepreneur Collin Taylor who has spent the last 8 years in the commercial drone industry.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

> Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

> Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

> Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2022 and 2023. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Cash and Cash Equivalents
For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition
The Company will recognize revenues from one time unit sale and monthly inspection software subscription when (a) persuasive evidence that an agreement exists; (b) the service has been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

Stock Based Compensation
The Company accounts for stock options issued to employees under ASC 718 Share-Based Payment. Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as expense over the employee's requisite vesting period. The fair value of each stock option or warrant award is estimated on the date of grant using the Black-Scholes option valuation model.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 Equity. The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to stock-based compensation expense and credited to additional paid-in capital.

Income Taxes
The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction and Arizona state jurisdiction. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all periods since Inception. The Company currently is not under examination by any tax authority.

Concentration of Credit Risk
The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

NOTE 3 – DEBT
The company has issued a convertible promissory note to Techstars with a face amount of $100,000, a maturity date of February 18, 2024, and an annual interest accrual of 5%.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers.
- Short-term and long-term contractual obligations with the suppliers for future purchases
  - N/a
- Capital expenditure commitment contracted but not yet incurred
  - N/a
- Non-cancelable operating leases,
  - n/a
- long term leases (>1 year) of property, land, facilities or equipment,
  - n/a
- Unused letters of credit or obligations to reduce debt]
  - n/a

NOTE 5 – STOCKHOLDERS' EQUITY

Common Stock
We have authorized the issuance of 10,000,000 shares of our common stock with par value of $0.0001. As of **December 31, 2024** the company has currently issued 3,244,843 shares of our common stock.

Preferred Stock
We have authorized the issuance of 5,000,000 shares of our preferred stock with par value of $0.0001. As of **December 31, 2024** the company has currently issued 0 shares of our preferred stock.

During 2022, Revolute Robotics authorized the Stock Option Plan (which may be referred to as the "Plan"). Revolute Robotics reserved 500,000 shares of its Common Stock pursuant to the Plan, which provides for the grant of shares of stock options, stock appreciation rights, and stock awards (performance shares) to employees, non-employee directors, and non-employee consultants.

As of **December 31, 2024**, the Company has granted 168,438 number of shares to employees pursuant to stock option plan. The total amount outstanding includes 331,562 shares to be issued pursuant to stock options, reserved but unissued.

NOTE 6 – RELATED PARTY TRANSACTIONS

Not applicable.

NOTE 7 – SUBSEQUENT EVENTS

In January 2025, Revolute Robotics raised a Convertible Note of $1.335M at a 6M Post Money valuation cap. There have been no other events or transactions during this time which would have a material effect on these financial statements.

CERTIFICATION

 I, Collin Taylor, Principal Executive Officer of Revolute Robotics, Inc, hereby certify that the financial statements of Revolute Robotics, Inc included in this Report are true and complete in all material respects.

Collin Taylor

CEO, Principal Accounting Officer, Sole Director